UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*
ALADDIN KNOWLEDGE SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M0392N101
(CUSIP Number)

Jasmine Holdco LLC
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.L.C.
Vector Capital Partners IV, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  David Baylor

with a copy to:

Michael J. Kennedy / Steve L. Camahort
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	9441105 10 8	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS. Jasmine Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,269,300 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,269,300 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,269,300 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8	Page	3	of	15	Pages

1	NAMES OF REPORTING PERSONS. Vector Capital III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		609,264 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

609,264 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,264 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSONS. Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,386 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

25,386 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,386 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSONS. Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		634,650 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

634,650 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,650 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8	Page	6	of	15	Pages

1	NAMES OF REPORTING PERSONS. Vector Capital Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		634,650 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

634,650 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,650 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8	Page	7	of	15	Pages

1	NAMES OF REPORTING PERSONS. Vector Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		634,650 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

634,650 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,650 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8	Page	8	of	15	Pages

1	NAMES OF REPORTING PERSONS. Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,269,300 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,269,300 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,269,300 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 9 of 15 Pages
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the shares of ordinary shares, nominal value 0.01 New Israeli Shekels per share (“Ordinary Shares”), of Aladdin Knowledge Systems Ltd. (the “Company”), a limited company organized under the laws of Israel, with its principal office located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel. As of June 30, 2008, there were 13,884,856 shares of Ordinary Shares outstanding.1
Item 2. Identity and Background.
(a)	This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Jasmine Holdco LLC, a Delaware limited liability company (“Jasmine”), (ii) Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), (iv) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), (v) Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III LLC”), (vi) Vector Capital Partners IV, L.L.C., a Delaware limited liability company (“VCP IV LLC”, and together with VC III LP, VEF III LP, VC IV LP and VCP III LLC, “Vector”), and (vii) Alexander R. Slusky, an individual (“Mr. Slusky”). Mr. Slusky is the Managing Member of each of VCP III LLC and VCP IV LLC. VCP III LLC is the sole General Partner of each of VC III LP and VEF III LP. VCP IV LLC is the sole General Partner of VC IV LP. VC III LP is the sole Member of Jasmine.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b)	The business address for the Reporting Persons is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

(c)	The principal business of Jasmine is to serve as a holding company to hold the shares of Ordinary Shares acquired by the Reporting Persons. The business of Vector is that of a private limited partnership (in the case of VC III LP, VEF III LP and VCP IV LP) or a private limited liability company (in the case of VCP III LLC and VCP IV LLP), engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Slusky is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
The net investment cost (including commissions, if any) of the shares of Ordinary Shares beneficially owned by the Reporting Persons is $12,007,147.33. The source of funds for this consideration was the

[1]	Based on number provided by the Company on July 22, 2008. Note: As reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, there were 14,786,187 shares of Ordinary Shares outstanding as of December 31, 2007.

Page 10 of 15 Pages
available capital of Vector, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the shares of Ordinary Shares reported herein because they believe the shares are undervalued. The Reporting Persons believe their investment has potential for increased value as a result of their intention to seek to influence management and the board of directors to take steps to maximize shareholder value. Such steps would include both operational changes and the exploration of strategic alternatives. Most recently, a representative of the Reporting Persons met briefly with management of the Company on August 1, 2008 to inquire as to their willingness to explore a sale of the Company’s digital rights management business and was told that the Company had no such interest. The Reporting Persons may from time to time after the date of this statement on Schedule 13D have additional discussions with management and other representatives of the Company or with third parties, in each case in which the Reporting Person may suggest or take a position with respect to actions intended to maximize shareholder value. Such suggestions or positions may relate to one or more of the matters specified in clauses (a) through (j) of the last paragraph of Item 4 of this statement on Schedule 13D.
The Reporting Persons are evaluating whether to seek to encourage the Company to maximize shareholder value through a possible merger, sale of the Company’s assets, consolidation, business combination or a recapitalization or refinancing, which may include a transaction with Vector, SafeNet, Inc., an affiliate of VC III LP, or other Vector portfolio companies. In addition, the Reporting Persons may consider seeking representation on the Company’s board of directors.
The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Ordinary Shares in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Ordinary Shares now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.
The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.
Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	The shares of Ordinary Shares reported herein were initially acquired by VC III LP and

Page 11 of 15 Pages
subsequently contributed by VC III LP to Jasmine as a capital contribution. Pursuant to Vector’s internal arrangements, the membership interest in Jasmine held by VC III LP and a proportional interest in the shares of Ordinary Shares held by Jasmine are allocated among VC III LP, VC IV LP and VEF III LP (each, a “Vector Fund” and, collectively, the “Vector Funds”) as follows: (i) VC III LP holds 48%; (ii) VC IV LP holds 50%; and (iii) VEF III LP holds 2%. Under this arrangement, none of VC III LP, VC IV LP or VEF III LP shares with any other Vector Fund any power to vote or direct the vote, or power to dispose or to direct the disposition of, any shares of Ordinary Shares to which it is allocated. Accordingly, each Vector Fund only beneficially owns the shares of Ordinary Shares to which it is allocated under Vector’s internal arrangements.

As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:
(i)	Jasmine beneficially owns 1,269,300 shares of the Company’s Ordinary Shares, making it the beneficial owner of 9.14% of the Company’s Ordinary Shares.

(i)	VC III LP beneficially owns 609,264 shares of the Company’s Ordinary Shares, making it the beneficial owner of 4.39% of the Company’s Ordinary Shares.

(ii)	VEF III LP beneficially owns 25,386 shares of the Company’s Ordinary Shares, making it the beneficial owner of 0.18% of the Company’s Ordinary Shares.

(iii)	VC IV LP beneficially owns 634,650 shares of the Company’s Ordinary Shares, making it the beneficial owner of 4.57% of the Company’s Ordinary Shares.

(iv)	VCP III LLC beneficially owns 634,650 shares of the Company’s Ordinary Shares, making it the beneficial owner of 4.57% of the Company’s Ordinary Shares.

(v)	VCP IV LLC beneficially owns 634,650 shares of the Company’s Ordinary Shares, making it the beneficial owner of 4.57% of the Company’s Ordinary Shares.

(vi)	Mr. Slusky beneficially owns 1,269,300 shares of the Company’s Ordinary Shares, making him the beneficial owner of 9.14% of the Company’s Ordinary Shares.
(b)	The table below sets forth for the Reporting Persons the number of shares of Ordinary Shares for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

		VC III	VEF III		VCP III	VCP IV
	Jasmine	LP	LP	VC IV LP	LLC	LLC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	1,269,300	609,264	25,386	634,650	634,650	634,650	1,269,300
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	1,269,300	609,264	25,386	634,650	634,650	634,650	1,269,300

Page 12 of 15 Pages
(c)	There have been no purchases or sales of the Company’s Ordinary Shares by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s Ordinary Shares by VC III LP on the open market as indicated in the table below, which table sets forth the date of each transaction, the number of shares purchased in each transaction and the purchase price per share for the shares purchased in each transaction:

	Number of Shares
Date	Purchased	Purchase Price per Share
July 18, 2008	100,000	$9.4384
July 21, 2008	373,300	$9.3839
July 22, 2008	191,700	$9.5310
July 24, 2008	15,000	$9.1600
July 28, 2008	270,500	$9.8193
July 29, 2008	24,500	$10.2225
July 31, 2008	154,000	$8.8200
August 1, 2008	21,000	$8.8664
August 4, 2008	12,500	$9.2499
August 5, 2008	55,900	$9.3649
August 6, 2008	5,800	$9.3604
August 7, 2008	45,100	$9.4448
(d)	No person other than the owner of Ordinary Shares referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Ordinary Shares.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated August 7, 2008, by and among Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C. and Alexander R. Slusky.

Page 13 of 15 Pages
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2008

JASMINE HOLDCO LLC
By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	President and Chief Executive Officer

VECTOR CAPITAL III, L.P.
By:	Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By:	Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL IV, L.P.
By:	Vector Capital Partners IV, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.
By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.L.C.
By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

ALEXANDER R. SLUSKY
/s/ Alexander R. Slusky
Alexander R. Slusky

Page 14 of 15 Pages
INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated August 7, 2008, by and among Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C. and Alexander R. Slusky.

Page 15 of 15 pages
EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: August 7, 2008

JASMINE HOLDCO LLC
By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	President and Chief Executive Officer

VECTOR CAPITAL III, L.P.
By:	Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By:	Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL IV, L.P.
By:	Vector Capital Partners IV, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.
By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.L.C.
By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky